KIRKLAND LAKE GOLD INC.

PROXY CIRCULAR

(As at September 14, 2006 and in Canadian dollars except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Proxy Circular (“Circular”) is furnished in connection with the solicitation of Proxies (which term includes any ‘VIFs’, as that term is defined below under ‘Completion and Voting of Proxies –Unregistered Shareholders’, unless otherwise noted) by the management of Kirkland Lake Gold Inc. (the “Company”) for use at the Annual Meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or unregistered shareholder) having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66-2/3% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the Proxy as Proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with the instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

It is not intended to use the Proxies for the purpose of voting on the Company’s audited financial statements for the most recently completed financial year, the directors’ reports nor the auditor’s report.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders will be recognized, make motions or vote at the Meeting.

Unregistered Shareholders

Shareholders holding their shares of the Company through stockbrokers, intermediaries, trustees or other persons will not be recognized, make motions nor vote at the Meeting.

If shares of the Company are listed in an account statement provided to a shareholder by a stockbroker, those shares, in all likelihood, will not be registered in the shareholder’s name. Such shares will more likely be registered in the name of the stockbroker or a nominee or agent of that stockbroker and can only be voted through a duly completed Proxy given by the shareholder. Without specific instructions, stockbrokers and their agents and nominees are prohibited from voting shares for the stockbroker’s clients. Therefore, each unregistered shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators require stockbrokers and other intermediaries to seek voting instructions from unregistered shareholders in advance of shareholder meetings. Stockbrokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by unregistered shareholders to ensure their shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the unregistered shareholder by its stockbroker (or agent) is substantially similar to the Proxy provided directly to the registered shareholders by the Company, however, it is limited to instructing the registered shareholder (that is, the stockbroker or its nominee or agent) how to vote on behalf of the unregistered shareholder.

Most stockbrokers in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third party company (or, if the shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to unregistered shareholders and asks the shareholders to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party company (or the Company or its agent, if it has sent the VIF to the shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

Although an unregistered shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their stockbroker, the unregistered shareholder may attend the Meeting as Proxyholder for the stockbroker and vote the shares in that capacity. Unregistered shareholders wishing to attend the Meeting and indirectly vote their shares as their own Proxyholder, should enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If an unregistered shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of shares must be communicated, to the third party company (or the Company or its transfer agent) in advance of the Meeting to have the shares voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to the registered office of the Company at Northwest Law Group (attn: Michael F. Provenzano), Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia V6E 3P3, Canada any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, any person who has held such a position since the beginning of the last completed financial year of the Company, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders of record on September 14, 2006 will be entitled to vote at the Meeting or any adjournment thereof. There were 52,928,388 common shares issued and outstanding as of that date.

The Company will prepare a list of shareholders as of the record date. Holders of shares of the Company named on that list will be entitled to vote the shares then registered in their name at the Meeting (unless prohibited from voting by applicable regulatory authorities on a particular matter to be considered at the Meeting) except to the extent that the holder has transferred ownership of any of the shares after the record date and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares, and demands at any time before the Meeting that the transferee’s name be included in the list of persons entitled to vote at the Meeting. In that case the transferee will be entitled to vote their shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no one beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

ELECTION OF DIRECTORS

The Board of Directors of the Company presently consists of five directors, out of a minimum of three and a maximum of 15 directors. It is proposed to fix the number of directors for the following year at the same number. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The Company’s management proposes to nominate the persons named in the following table for election as directors of the Company to fill such positions. Each director elected will hold office until the next Annual Meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Bylaws or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name, Province or State & Country of Residence & Present Position with the Company	Present Principal Occupation (1)	Director Since	Number of Shares (2)
BAYLEY, Brian E. (3) British Columbia, Canada Director	President and Chief Executive Officer, Quest Capital Corp. (publicly traded merchant banking company)	Since October 15, 1998	9,700
DOBSON, D. Harry W. Monte Carlo, Monaco Chairman of the Board of Directors	Chairman of the Board of Directors of the Company; Self-employed merchant banker & venture capitalist	Since October 11, 2001	3,390,000
HINCHCLIFFE, Brian A. New York, United States of America President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	Since February 26, 2001	1,138,000
KOSTUIK, S. Paul (3) British Columbia, Canada Director	Professional Engineer; Self-employed mining consultant	Since February 26, 2001	33,500
MILTON, George A. (3) Kerry, Ireland Director	Retired Stock Broker	Since July 1, 2002	1,058,795

(1)	Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Company’s shares.

(3)

Member of Audit Committee and Compensation Committee. See Schedules ‘A’ and ‘B’ of the Company’s Annual Information Form for particulars of the Audit Committee’s members, its charter and related matters.

Pursuant to the provisions of the Company’s governing corporate legislation the Company is required to have an Audit Committee whose members are indicated above. The Company does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director or executive officer of any corporation (including the Company) that, while that person was acting in that capacity

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, other than as described below:

1.

PetroFalcon Corporation (TSX listed; Brian E. Bayley – director from November 28, 2001 to present) and Quest Ventures Ltd. (private company; Brian E. Bayley – director and officer from January 1997 to January 2005): On February 27, 2002, the British Columbia Securities Commission issued an order in response to a private placement by PetroFalcon of its shares to Quest which prevented the further use of certain exemptions under the Securities Act (British Columbia) by PetroFalcon and Quest until PetroFalcon’s shareholders approved the private placement. Approval of PetroFalcon’s shareholders was received on May 23, 2002 and the Commission reinstated the availability of the exemptions for both PetroFalcon and Quest shortly thereafter.

2.

Esperanza Silver Corp. (TSX Venture listed; Brian E. Bayley – director from December 14, 1999 to present): Esperanza became aware in early 2003 that it was subject to outstanding cease trading orders in Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997) from its failure (when neither Mr. Bayley nor any of the other current directors and officers of Esperanza were directors or officers of Esperanza) to file financial statements and pay filing fees within their prescribed times. Esperanza subsequently filed the financial statements and paid the filing fees and the Québec order was rescinded on May 16, 2003 and the Alberta order rescinded on August 1, 2003.

3.

American Natural Energy Corp. (TSX Venture listed; Brian E. Bayley – director from June 15, 2001 to present): American Natural was issued cease trade orders by the Québec, British Columbia and Manitoba Securities Commissions in June 2003 for failing to file financial statements and pay filing fees within their prescribed times. It subsequently filed the financial statements and paid the filing fees and the orders were rescinded in August 2003.

4.

Westate Energy Inc. (TSX Venture listed until March 1994; Brian E. Bayley – director and officer from December 1996 to October 1997): Westate was issued a cease trading order by the British Columbia Securities Commission in January 1994 for failing to file its financial statements within the prescribed time periods. Mr. Bayley was appointed a director and the corporate secretary of Westate subsequent thereto.

CORPORATE GOVERNANCE

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board of Directors of the Company has not adopted a written mandate or code setting out the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the senior management of the Company on a variety of matters including opportunities for the Company in various countries and project status.

The Board monitors the Company’s compliance with its timely disclosure obligations and reviews principal disclosure documents (such as prospectuses, offering memoranda, financial statements, Management’s Discussion & Analysis, annual reports and annual information forms) and certain members of the Board review secondary disclosure documents (such as press releases) prior to their distribution. The Board relies on its Audit Committee to annually review the systems of internal control and discuss such matters with the Company’s external auditor.

Independence of the Directors

A director is ‘independent’ if the director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding. A majority of the Board of Directors of the Company is independent.

The following table describes whether the directors are independent and, if not independent, sets out the reasons:

Director	Independent	Reason why not Independent
BAYLEY, Brian E.	Yes	N/A
DOBSON, D. Harry W.	No	Executive Chairman of the Board of Directors
HINCHCLIFFE, Brian A.	No	President of the Company
KOSTUIK, S. Paul	Yes	N/A
MILTON, George A.	Yes	N/A

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management being in attendance.

The Board does not hold regularly scheduled meetings without directors who are not independent and members of management being in attendance. When consideration of a matter affecting a non-independent director cannot be held at one of such meetings or if such meetings are not held, the non-independent directors recuse themselves from consideration of, and voting on, matters in which they may have an interest so that independent directors can have an open and candid discussion of the matter. Since the beginning of the Company’s last financial year, the independent members of the Board did not hold any meetings without the presence of non-independent directors or management.

The Chairman of the Board of Directors, D. Harry W. Dobson, is responsible for presiding over all meetings of the directors and shareholders of the Company. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies (including senior companies) or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

Since the beginning of the Company’s last financial year, the Board of Directors held a total of five meetings. The attendance record of the directors at such meetings is as follows:

Director	Number of Meetings Attended
BAYLEY, Brian E.	5
DOBSON, D. Harry W.	5
HINCHCLIFFE, Brian A.	5
KOSTUIK, S. Paul	4
MILTON, George A.	5

Other Directorships

The directors and nominees for election as directors of the Company are presently directors of other reporting issuers (public corporations), as follows:

Director or Nominee	Reporting Issuers
BAYLEY, Brian E.
American Natural Energy Corp.; Arapaho Capital Corp.; Cypress Hills Resource Corp.; Esperanza Silver Corp.; Eurasian Minerals Inc.; Greystar Resources Ltd.; Groundstar Resources Ltd.; Hatton Capital Corp.; Midway Gold Corp.; PetroFalcon Corporation; Quest Capital Corp.; Rockhaven Resources Ltd.; Sanu Resources Ltd., Torque Energy Inc.; and TransAtlantic Petroleum Corp.
DOBSON, D. Harry W.
Belvedere Resources Ltd., Borders and Southern Petroleum Plc., Brazauro Resources Corp., Mountain Province Diamonds Inc., Ovoca Resources Plc, Rambler Metals & Mining Plc, Suroco Energy Inc. and Western Uranium Corp.
HINCHCLIFFE, Brian A.	Rambler Metals & Mining Plc, Rupert Resources Ltd. and Suroco Energy Inc.
KOSTUIK, S. Paul	N/A
MILTON, George A.	N/A

Descriptions of Roles

The Board of Directors of the Company has not established written descriptions of the positions of Chairman of the Board of Directors, Chief Executive Officer (“CEO”) or chairman of any of the committees of the Board as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chairman is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chairman of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and not productive.

Orientation and Continuing Education

The Board of Directors of the Company takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once assessed, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

To ensure the Board of Directors provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made from time to time at a meeting of the Board. The presentations can range from a review of the Company’s financial statements to various aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has adopted a Code of Ethics setting out the guidelines for the conduct expected from directors, officers and employees of the Company. A copy of the Code has been filed on SEDAR (see ‘Additional Information’ below). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Company are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

  has created an Insider Trading Policy which details when directors, officers and employees should and not engage in trading in the Company’s securities.

  has established a written ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind. The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions. The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

  encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.

  is cognizant of the Company’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (MD&A) and press releases prior to their distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company’s external auditor.

  actively monitors the Company’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board of Directors of the Company does not feel it is necessary to increase the number of directors on the Board at this time. When the Board considers it necessary to increase its size, it can also consider whether a Nominating Committee of directors, some or all of whom will be independent directors, needs to be formed to recommend appointees and assess directors on an ongoing basis.

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

Compensation

To assist the Board of Directors of the Company in determining the appropriate level of compensation to pay the Chairman of the Board, directors, CEO and executive officers, the Board has recently established a Compensation Committee as described below under ‘Other Board Committees’.

The Compensation Committee recommends to the Board of Directors of the Company the appropriate compensation of the Company’s directors and the CEO. The Committee’s recommendations are reached primarily by comparison of the remuneration paid by the Company with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business of the Company.

In addition, the Company’s CEO and directors are granted stock options under the Company’s Stock Option Plan. The Compensation Committee determines the terms of each stock option within the parameters set out in the Company’s Stock Option Plan and applicable stock exchange rules and policies. While not required by the Company’s governing corporate law, each director abstains from voting on any option to be granted to himself.

Since the beginning of the Company’s last financial year, no compensation consultant or advisor was retained to assist in determining compensation for any of the Company’s directors and officers.

Other Board Committees

The Board of Directors of the Company has established an Audit Committee as described in the next section. In addition to the Audit Committee, the Board has established the following committee:

Compensation Committee: The Compensation Committee consists of three directors, all of whom are independent directors (George A. Milton – Chairman, Brian E. Bayley and S. Paul Kostuik).

The Compensation Committee is responsible for the review of all compensation (including stock options) paid by the Company to the Board of Directors and senior management of the Company and any subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section ‘Executive Compensation’ below.

The policy used by the Committee in determining compensation is that the compensation should (i) reflect the Company’s current state of development, (ii) reflect the Company’s performance, (iii) reflect individual performance, (iv) in respect of the executives, align their interests with those of the shareholders, and (v) assist the Company in retaining key individuals. The main elements of the executive compensation consists of base remuneration and incentive stock options which rewards to executives for delivering value to the Company’s shareholders through measurable increases in the value of the Company’s common shares or asset base.

Assessments

The Board of Directors of the Company has not established any formal procedures for regularly assessing the performance of the Board, its committees and individual directors. Generally, those responsibilities have been carried out on an informal basis by the Chairman of the Board of Directors and President. Furthermore, it is the view of the Board that, in light of its small size and the close and open relationship among its members, the formality of a committee would not be as effective as the current arrangement and is unnecessary.

AUDIT COMMITTEE

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) of the Canadian securities administrators (other than of British Columbia in which MI 52-110 is not applicable) requires the Company’s Audit Committee to meet certain requirements. It also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company’s Annual Information Form dated July 26, 2006 and which has been filed on SEDAR.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company’s last completed financial year (which ended April 30, 2006).

Employment Contracts

The Company and its President and CEO, Brian A. Hinchcliffe, are parties to a consulting agreement dated March 15, 2001 pursuant to which Mr. Hinchcliffe provides the services of a chief executive officer for the Company. Effective March 1, 2004 the remuneration under the agreement was increased from US$ 120,000 to US$ 225,000 per year. The agreement may be terminated upon two months notice. In addition to the remuneration payable under the contract, bonuses and stock options may be paid or granted in the discretion of the Board of Directors.

All of the Company’s employment and consulting contracts with its chief financial officer (“CFO”) and three highest paid executive officers, if they earned more than $150,000 per year, are verbal. These agreements provide for the remuneration of such officers, if applicable, as summarized below in the Compensation Summary. The agreements may be terminated at the election of such officers or the Company on reasonable notice.

In addition to the remuneration payable under the contracts, bonuses and stock options may be paid or granted to such officers in the discretion of the Board of Directors.

Pension Plans

The Company does not have any pension plans.

Compensation of Directors

The Chairman of the Board of Directors of the Company does not receive any fee for acting as its chairman, however, each independent director receives an annual fee of $12,000 for acting as a director of the Company. In addition to the foregoing fee, the Chairman of the Audit Committee of the Board of Directors receives an annual fee of $10,000 and each member of the Committee receives an annual fee of $5,000. The

Chairman of the Compensation Committee of the Board of Directors also receives an annual fee of $6,000 and each member of the Committee also receives an annual fee of $2,000.

Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

The Board of Directors separately remunerates any director undertaking services on behalf of the Company other than services ordinarily required of a director. The Company does not currently have any arrangements pursuant to which directors are remunerated by the Company or any of its subsidiaries for their services in their capacities as directors, consultants or experts other than stock options to purchase shares of the Company which are granted to the Company’s directors from time to time.

Other Remuneration

During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Company and any of its subsidiaries pursuant to any existing plan or arrangement to its directors and, if they earned more than $150,000 per year, its three highest paid executive officers serving during or at the end of the last financial year.

Compensation Summary

The following table discloses the compensation paid by the Company during the previous three financial years to its CEO, CFO and, if they earned more than $150,000 per year, its three highest paid executive officers serving during or at the end of the last financial year:

Summary Compensation Table

Name & Principal Position	Year (ending April 30)	Annual Compensation			Long Term Compensation			All Other Comp- ensation ($)
		Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Awards		Payouts
					Securities Under Options & SARs (1) Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP (2) Payouts ($)
HINCHCLIFFE, Brian A. CEO	2006 2005 2004	311,284 (4) 267,506 177,172	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
RODRIGUE, Robert G. CFO (3)	2006 2005 2004	105,286 89,479 –	0 0 –	0 0	0 35,000 –	0 0 –	0 0 –	0 0 –
HINCHCLIFFE, Robert P. Former CFO (3)	2006 2005 2004	– 112,318 124,693	– 0 0	– 0 0	– 0 50,000	– 0 0	– 0 0	– 0 0

(1)

SAR (stock appreciation right) means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, entitling the holder to receive a payment of cash or an issue or transfer of securities based wholly or partly on changes in the trading price of publicly traded shares. The Company has not granted any SARs. Amounts shown are in respect of stock options only.

(2)

LTIP (long-term incentive plan) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities or any other measure, but does not include stock option or SAR plans or plans for compensation through restricted shares or restricted share units. The Company does not have any LTIPs.

(3)	Robert G. Rodrigue replaced Robert P. Hinchcliffe as CFO on March 14, 2005. Prior thereto he was the Company’s Controller.

(4)	Includes payments made to adjust for a shortfall in payments in the 2005 financial year.

(5)	Amounts shown for both are for the entire financial year.

Stock Option Plan

The Board of Directors of the Company have established an incentive stock option plan (the “Plan”). The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management corporation and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

Pursuant to the Plan, the Board of Directors of the Company (or the Compensation Committee, if any) may grant stock options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of shares subject to each option is determined by the Board of Directors within the guidelines established by the Plan. The options enable such persons to purchase common shares of the Company at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

The Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to issuance pursuant to outstanding options, in the aggregate, could not initially exceed 3,500,000 shares (8.6% of the Company’s issued shares at the time number of shares reserved for options granted under the Plan was last increased) and, due to options being exercised, cannot currently exceed 2,500,500 shares (4.9% of the number of shares currently outstanding).

2.	The number of shares subject to issuance upon the exercise of options granted under the Plan by one Optionee cannot exceed 5% of the issued shares of the Company.

3.

Unless the Plan has been approved by disinterested shareholders (such approval has not been sought), options granted under the Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

	(a)	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of shares totalling in excess of 5% of the outstanding shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per share, the closing trading price of the Company’s shares on the day before the granting of the stock option and the volume weighted average trading price of the Company’s shares during the five trading days immediately preceding the date of granting the option. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Company’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

The Board (or the Compensation Committee, if any) may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a ‘change of control’ of the Company due to a take-over bid being made for the Company or similar events, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

(a) the original expiry date;

(b)

one year after ceasing to be a director, officer, employee or consultant at the request of the Board of Directors or for the benefit of another director or officer unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; or

(c) if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board of Directors or for the benefit of another director or officer) from any of such positions the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Plan.

10.	Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Company or the extension of the exercise period of any option.

Any amendments to the Plan or outstanding stock options are subject to the approval of the Exchange and, if required by the Exchange, of the shareholders of the Company, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Plan which are subject to shareholder approval.

The Plan does not permit stock options to be transformed into stock appreciation rights.

Stock Option Grants

The following table discloses the particulars of options to purchase common shares or SARs granted by the Company during the last financial year to its CEO, CFO and, if they earned more than $150,000 per year, its three highest paid executive officers serving during or at the end of the last financial year:

Option and SAR Grants
During the Most Recently Completed Financial Year

Name & Position	Securities Under Options & SARs (1) Granted (#)	Percentage of Total Options & SARs (1) Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options & SARs (1) on the Date of Grant ($/Security)	Expiration Date
HINCHCLIFFE, Brian A. CEO	0	–	–	–	–
RODRIGUE, Robert G. CFO	0	–	–	–	–

(1)	The Company has not granted any SARs. Amounts shown are in respect of stock options only.

(2)	Amounts shown are for the entire financial year.

Stock Option Exercises

The following table discloses the particulars of stock options exercised during the last financial year by the Company’s CEO, CFO and, if they earned more than $150,000 per year, its three highest paid executive officers serving during or at the end of the last financial year:

Aggregated Option and SAR Exercises
During the Most Recently Completed Financial Year and Financial Year End Option and SAR Values

Name & Position	Securities Acquired on Exercise (#)	Aggregate Value (1) Realized ($)	Unexercised Options & SARs (2) at Financial Year End Exercisable / Unexercisable (#)	Value (1) of Unexercised ‘in the Money’ (3) Options & SARs (2) at Financial Year End Exercisable / Unexercisable ($)
HINCHCLIFFE, Brian A. CEO	200,000	$912,400	0 / 0	– / –
RODRIGUE, Robert G. CFO (3)	17,500	$24,150	0 / 35,000	– / $69,825

(1)

Value is the product of the number of shares multiplied by the difference between the exercise price and the closing market price on the date of exercise, if the option has been exercised, or on the financial year end, if the option has not been exercised.

(2)	The Company has not granted any SARs. Amounts shown are in respect of stock options only.

(3)	Options are ‘in the money’ if the market price of the Company’s shares is greater than the exercise price of the options.

(4)	Amounts shown are for the entire financial year.

Composition of the Compensation Committee

The Board of Directors did not establish a Compensation Committee until after the end of its last financial year. Accordingly, the compensation of the Company’s senior management during the Company’s last financial year was determined by the Board of Directors. Of the Board of Directors, D. Harry W. Dobson, Chairman of the Board of Directors, and Brian A. Hinchcliffe, President and CEO, were executive officers of the Company during the last financial year.

Report on Executive Compensation

The Board of Directors reports on such remuneration as follows:

During the Company’s last financial year the remuneration of two of its executive officers – Brian A. Hinchcliffe, President and Chief Executive Officer and Robert G. Rodrigue, Chief  Financial Officer – was not changed since it had been increased in the 2004 financial year for Mr. Hinchcliffe and the 2005 financial year for Mr. Rodrigue.

In determining the compensation of the Chief Financial Officer, the Chairman of the Board of Directors and the President made use of surveys of compensation in the mining industry (in which surveys the Company had participated), surveys of Ontario and Quebec mining corporations as well as other mining corporations considered to be peers of the Company.

The primary factor in determining the remuneration of the two current executive officers and one former executive officer was the level of compensation necessary to attract and retain managers with the necessary experience and ability in their respective fields. Minor emphasis was given to the stock options held by these executive officers. There were not any bonuses paid or SARS, shares or share purchase warrants or rights issued to the two current executive officers and one former executive officer during the year.

The Company’s financial performance was not closely related to the remuneration paid to both executive officers as the Company is in the process of developing its business.

DATED this 15th day of September, 2006

(signed) D. Harry W. Dobson                       (signed) Brian A. Hinchcliffe
Director                                                              Director

(signed) Brian E. Bayley                            (signed) S. Paul Kostuik                              (signed) George A. Milton
Director                                                            Director                                                             Director

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis) with the cumulative total shareholder return of the Standards & Poors / TSX Composite Index (formerly the Toronto Stock Exchange 300 Index) (assuming reinvestment of dividends) during the periods indicated. For comparison purposes it is assumed that $100 had been invested in the Company’s shares and in such index on April 30, 2002.

$ or %

			April 30th
	2002	2003	2004	2005	2006
Company	$100	$151.28	$205.13	$217.95	$445.65
	($1.95)	($2.95)	($4.00)	($4.25)	($8.69)
TSX Composite Index	$100	$85.95	$107.57	$122.26	$159.26
(formerly TSE 300 Index)	(7,663.39)	(6,586.07)	(8,243.97)	(9,369.30)	(12,204.17)

Note: The amounts shown in parentheses are the Company’s closing share price and the value of such index, respectively, on the dates indicated.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Company’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Company under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number (and percentage of outstanding shares) of shares issuable upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number (and percentage of outstanding shares) of shares remaining available for issuance under equity compensation plans (1)
Equity compensation plans approved by shareholders	474,500 (0.9%)	$2.99	2,500,500 (4.9%)
Equity compensation plans not approved by shareholders	262,624 (0.5%) (2)	$1.50	–
Total	737,124 (1.4%)	$2.57	2,500,500 (4.9%)

(1)	Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

(2)

Consists of stock options to purchase 225,000 common shares at $1.35 per share on or before October 3, 2006, 2,624 common shares at $1.60 per share on or before April 11, 2007and 35,000 common shares at $2.45 per share on or before June 7, 2007 granted before the establishment of the Company’s stock option plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or employees of the Company, persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, proposed nominees for election as directors of the Company nor any of the associates of such persons are or have been indebted to the Company or any subsidiary at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, any proposed nominee for election as a director of the Company, any person beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed in the Company’s Management’s Discussion & Analysis for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and which, upon request, the Company will promptly provide free of charge (see ‘Additional Information’ below).

REMUNERATION AND APPOINTMENT OF AN AUDITOR

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario as the Company’s auditor to hold office until the next Annual

Meeting of the shareholders, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP were appointed the Company’s auditor on December 6, 2001.

MANAGEMENT CONTRACTS

Pursuant to an agreement dated as of February 1, 1997 between the Company and Quest Management Corp. (“Management”) the Company pays $3,500 per month to Management in consideration of Management providing administrative services to the Company, including the services of the Company’s corporate secretary. In the 2006 financial year the total fees paid to Management for services performed under the agreement was $42,000.

Management is a wholly-owned subsidiary of Quest Capital Corp. (“Capital”), the shares of which trade on the Toronto and American Stock Exchanges and the AIM market of the London Stock Exchange. Their offices are located at Suite 300, 570 Granville Street, Vancouver, British Columbia. A director of the Company, Brian E. Bayley of North Vancouver, British Columbia, is the President of both Management and Capital. A director of the Company during the last financial year, A. Murray Sinclair of Vancouver, British Columbia, is also a director of Management and the Managing Director of Capital. The Company’s Secretary, Sandra Lee, is the Secretary of both Management and Capital.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1 by mail, telecopier (1-604-681-4692), telephone (1-604-689-1428) or e-mail (slee@quest-mail.com) to request copies of the Company’s financial statements and MD&A.

Financial information for the Company’s most recently completed financial year is provided in its comparative financial statements and MD&A, copies of which are enclosed with this Circular and filed on SEDAR.

DATED this 15th day of September, 2006

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) SANDRA LEE
Secretary